UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013 (Report No. 2)

Commission file number: 001-20892

ATTUNITY LTD.
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibit

99.1	Press Release, dated February 19, 2013: Attunity to Deliver High-Speed Data Loading to Amazon Redshift - AW’s New Data Warehouse in the Cloud.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.

By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
Chief Financial Officer and Secretary

Date: February 19, 2013